SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
STATS ChipPAC Ltd.
(Name of Subject Company)
STATS ChipPAC Ltd.
(Name of Persons Filing Statement)
Ordinary Shares, including Ordinary Shares represented by
American Depositary Shares (each representing ten Ordinary Shares)
(Title of Class of Securities)
Ordinary Shares (CUSIP: Y8162B113)
American Depositary Shares (CUSIP: 85771T104)
(CUSIP Number of Class of Securities)
Janet T. Taylor
STATS ChipPAC Ltd.
10 Ang Mo Kio Street 65
#05-17/20 Techpoint
Singapore 569059
(65) 6824 7629
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
Copy to:
John M. Newell
Michael W. Sturrock
Latham & Watkins LLP
80 Raffles Place
#14-20 UOB Plaza 2
Singapore 048624
(65) 6536-1161
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

March 8, 2007
Dear valued supplier,
Take-over Offer by Temasek Holdings
As you may have heard from the news on March 1st, Temasek Holdings through its wholly owned subsidiary, Singapore Technologies Semiconductors, has offered to buy all of STATS ChipPAC’s outstanding shares which it does not already own. As a valued supplier of STATS ChipPAC, we would like to reassure you that we do not expect the transaction, if consummated, to have any adverse impact on our communication to you. Business will be as usual and we will be looking forward to your maintaining the current levels of service and quality which you have been providing to us. We will provide further updates on the offer process as appropriate. Please do not hesitate to get in touch with Regina Liew at (65) 6824-7728 if you have any queries.
#########
Responsibility Statement
The Directors of the Company (including those who have delegated detailed supervision of this communication) have taken all reasonable care to ensure that the facts stated and all opinions expressed in this communication are fair and accurate and that no material facts have been omitted from this communication, and they jointly and severally accept responsibility accordingly.
Additional Information
In connection with the proposed tender offer referred to in this communication for the outstanding shares of STATS ChipPAC Ltd., we expect in due course to issue a circular containing the recommendation of the independent financial adviser to the directors of the Company who are considered independent for the purposes of the offer and to file a solicitation/recommendation statement with the Securities and Exchange Commission (SEC). Investors and security holders are strongly advised to read these documents when they become available because they will contain important information about the tender offer. Copies of the circular/solicitation/recommendation statement will be available free of charge at the SEC’s website at www.sec.gov, at the SGX-ST website at www.sgx.com or at our website at www.statschippac.com.

● STATS ChipPAC Ltd. 10 Ang Mo Kio Street 65 Techpoint #05-17/20 Singapore 569059 Main: (65) 6824 7777 Fax: (65) 6822 7822 www.statschippac.com Registration Number 199407932D